COMMENTS RECEIVED ON 07/11/2023

FROM DANIEL GREENSPAN

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity SAI Convertible Arbitrage Fund

POST-EFFECTIVE AMENDMENT NO. 5

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Because the fund’s name suggests a type of investment, The Staff requests that the fund adopt a policy to invest at least 80% in convertible securities in accordance with the names rule. If such a policy is added, requests we clarify whether derivatives would be included in the 80% bucket.

R:

Rule 35d-1 requires a fund to adopt an 80% policy to the extent its name suggests a focus in a particular type of investment or investments, or in a particular industry or group of industries. In this case, the fund’s name refers to “convertible arbitrage,” which is an investment strategy, rather than “convertible securities,” which are a particular type of investment. In addition, “convertible arbitrage” is a common strategy in the industry and a term with which investors in alternatives funds are familiar; therefore, the fund’s name is unlikely to cause confusion. As a result, the fund believes its existing disclosure is appropriate.

2)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy and hold shares of the fund.”

C:

The Staff requests we add disclosure to the fee table introductory language to the extent the language in Item 3 of N-1A is applicable.

R:

The fund will be offered exclusively to other Fidelity funds. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests, to the extent short sales are integral to the fund, we supplementally confirm that any expenses related to short sales will be included in the fee table.

R:

To the extent the fund incurs any expense from dividends on short sales, the fee table will reflect it as a separate line item.

4)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide any fee reimbursement or recoupment arrangements in a footnote, if applicable.

R:

The fund’s fee table will be updated to add a footnote reflecting a cap on the fund’s total expenses.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Executing the fund's convertible arbitrage strategy through investments in derivative instruments, principally swap agreements on individual securities.”

C:

Given that swap agreements on individual securities will be part of the fund’s strategy, the Staff requests we add more specificity about the type(s) of swaps and add a description of how the strategy works.

R:

The fund includes the following disclosure (as modified) that we believe describes appropriately its principal investment strategies and the types of swaps and derivative instruments it uses in the “Fund Summary” section:

“Executing the fund's convertible arbitrage strategy through investments in derivative instruments, principally total return swap agreements on individual securities.”

“Potentially engaging in transactions that may have a leveraging effect on the fund, including long and short investments in derivatives - such as swaps (including credit default swaps and total return swaps), forward contracts, futures, and options - to seek to hedge risks such as issuer, equity market, credit, interest rate and foreign currency risks, or to enhance the returns of the fund.”

In addition, the “Fund Basics – Investment Details - Principal Investment Strategies” section of the prospectus describes the strategy in more detail as follows (as modified):

“The Adviser also invests in long and short derivative instruments, such as: swaps, including credit default swaps, interest rate swaps, and total return swaps; forward contracts, including foreign currency contracts; futures, including currency, equity, index, interest rate and other bond futures; and options. These investments seek to hedge issuer, equity market, credit, interest rate and foreign currency risks, or to enhance the returns of the fund. The Adviser expects the fund to have investment leverage, defined as market exposure in excess of the fund’s assets, as a result of the fund’s investments in derivatives.”

“The Adviser employs various hedging strategies to minimize both individual issuer level risks such as sensitivity to abrupt price movements, as well as portfolio level risks such as interest rate changes. ~~Strategy level and position level hedges,~~ The Adviser executes these strategies primarily through investments in derivatives and through selling securities short (principally through swap agreements), seeking to minimize certain risks such as equity, credit and interest rate risk. The Adviser utilizes bottom up fundamental credit, equity and quantitative analysis ~~in conjunction with top down macroeconomic analysis~~ to identify individual securities believed to outperform the broader convertible market on a risk adjusted basis~~offer compelling value versus comparable risk return~~.”

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund expects to invest in contingent convertible securities, the Staff requests we add appropriate disclosure.

R:

Investing in contingent convertible securities is not a principal investment strategy for the fund. Accordingly, we have not modified the disclosure.

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Potentially engaging in transactions that may have a leveraging effect on the fund, including long and short investments in derivatives - such as swaps (including credit default swaps and total return swaps), forward contracts, futures, and options - to seek to hedge risks such as issuer, equity market, credit, interest rate and foreign currency risks, or to enhance the returns of the fund.”

“Potentially investing in convertible debt, non-convertible debt, and preferred securities of any maturity and any quality (including unrated debt securities and lower-quality debt securities of less than investment grade-quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we remove the qualifier “potentially” in these two strategies. In addition, the Staff requests we remove the reference to potentially investing in “convertible debt” since the fund will invest in convertible debt.

R:

We will modify the disclosure as follows:

“~~Potentially e~~ Engaging in transactions that may have a leveraging effect on the fund, including long and short investments in derivatives - such as swaps (including credit default swaps and total return swaps), forward contracts, futures, and options - to seek to hedge risks such as issuer, equity market, credit, interest rate and foreign currency risks, or to enhance the returns of the fund.”

“~~Potentially i~~ Investing in convertible debt, non-convertible debt, and preferred securities (either directly or through total return swaps) of any maturity and any quality (including unrated debt securities and lower-quality debt securities of less than investment grade-quality, also referred to as high yield debt securities or junk bonds).”

8)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing primarily in securities of small- and mid-capitalization companies, directly or through the use of derivatives.”

C:

The Staff requests we disclose the fund’s market capitalization policy for small- and mid-cap companies.

R:

The fund will modify disclosure in the “Principal Investment Strategies” section of the “Fund Summary” and “Investment Details” sections, respectively, as follows:

“Investing primarily in securities of small- and mid-capitalization companies (generally defined as those companies with market capitalizations similar to those of companies included in the Russell 2500™ Index), directly or through the use of derivatives.”

“The Adviser may invest in securities of issuers of any market capitalization, but expects to invest primarily in small- and mid-capitalization companies. Although a universal definition of small to medium market capitalization companies does not exist, for purposes of this fund, small to medium market capitalization companies are generally defined as those companies with market capitalizations similar to those of companies included in the Russell 2500™ Index. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. The size of the companies in the index changes with market conditions and the composition of the index.”

9)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff requests we disclose the extent to which the fund will invest in foreign vs. domestic issuers. In addition, if the fund will invest in emerging markets, the Staff requests we disclose.

R:

The fund includes investment in foreign issuers as part of its principal investment strategies. The fund has not adopted specific limits on investments in foreign issuers and will be permitted to invest in foreign issuers to the extent permitted under law and subject to any related limitations. Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, we respectfully decline to modify the disclosure.

10)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we ensure that the risks identified are relevant to the fund’s principal strategies and explain how the risks identified may adversely affect the fund.

R:

We have modified the disclosure to remove the disclosure on “Interest Rate Changes,” ““Growth” Investing,” and ““Value” Investing,” which are not principal investment types of the fund.

11)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we tailor the “Short Sales and Leverage Risk” disclosure so that it specifically references the derivatives transactions in which the fund is expected to engage.

R:

The derivative instruments listed in the fund’s principal investment strategy and principal investment risk disclosures consist of the universe of derivatives that the fund may invest in from time to time. As a result, we respectfully decline to modify the disclosure.

12)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Because the fund’s strategy is designed to be market neutral, the Staff requests we explain why market volatility is a principal risk.

R:

The fund does not have an investment objective or principal investment strategy to be market neutral and stock market volatility is a principal risk of the fund. As a result, the fund believes the current risk disclosure is appropriate.

13)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we ensure and confirm the strategies described are principal strategies.

R:

We confirm the strategies described are principal investment strategies of the fund.

14)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser also invests in exchange traded funds and in long and short derivative instruments, such as: swaps, including credit default swaps, interest rate swaps, and total return swaps; forward contracts, including foreign currency contracts; futures, including currency, equity, index, interest rate and other bond futures; and options. These investments seek to hedge issuer, equity market, credit, interest rate and foreign currency risks, or to enhance the returns of the fund. The Adviser expects the fund to have investment leverage, defined as market exposure in excess of the fund's assets, as a result of the fund's investments in derivatives.”

C:

The Staff requests we add appropriate strategy and risk disclosure regarding investing in ETFs to the summary section or consider removing the strategy from this section.

R:

Because investing in ETFs will not be a principal strategy of the fund, the fund will remove this reference from the “Principal Investment Strategies” section and relocate it to the “Other Investment Strategies” section, as follows:

“Other Investment Strategies

In addition to the principal investment strategies discussed above, the Adviser may invest in exchange traded funds and may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

15)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide more specific information about the extent of leverage and/or any limits, if possible.

R:

The fund intends to comply with the leverage limitations under Section 18 of the Investment Company Act of 1940.

16)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser employs strategy level and position level hedges, primarily through investments in derivatives and through selling securities short (principally through swap agreements), seeking to minimize certain risks such as equity, credit and interest rate risk. The Adviser utilizes bottom up fundamental credit, equity and quantitative analysis in conjunction with top down macroeconomic analysis to identify individual securities believed to offer compelling value versus comparable risk return.”

C:

The Staff requests we disclose this strategy in plain English.

R:

The fund will modify the disclosure as follows:

“The Adviser employs various hedging strategies to minimize both individual issuer level risks such as sensitivity to abrupt price movements, as well as portfolio level risks such as interest rate changes. ~~Strategy level and position level hedges,~~ The Adviser executes these strategies primarily through investments in derivatives and through selling securities short (principally through swap agreements), seeking to minimize certain risks such as equity, credit and interest rate risk. The Adviser utilizes bottom up fundamental credit, equity and quantitative analysis ~~in conjunction with top down macroeconomic analysis~~ to identify individual securities believed to outperform the broader convertible market on a risk adjusted basis~~offer compelling value versus comparable risk return~~.”

17)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser employs strategy level and position level hedges, primarily through investments in derivatives and through selling securities short (principally through swap agreements), seeking to minimize certain risks such as equity, credit and interest rate risk. The Adviser utilizes bottom up fundamental credit, equity and quantitative analysis in conjunction with top down macroeconomic analysis to identify individual securities believed to offer compelling value versus comparable risk return.”

C:

The Staff requests we explain whether “compelling value” is relevant to this fund’s arbitrage strategy.

R:

The fund will remove this reference and modify the disclosure as follows:

“The Adviser employs various hedging strategies to minimize both individual issuer level risks such as sensitivity to abrupt price movements, as well as level risks such as interest rate changes. ~~Strategy level and position level hedges,~~ The Adviser executes these strategies primarily through investments in derivatives and through selling securities short (principally through swap agreements), seeking to minimize certain risks such as equity, credit and interest rate risk. The Adviser utilizes bottom up fundamental credit, equity and quantitative analysis ~~in conjunction with top down macroeconomic analysis~~ to identify individual securities believed to outperform the broader convertible market on a risk adjusted basis~~offer compelling value versus comparable risk return~~.”

18)

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we revise the section for relevance and confirm relevant security types are consistent with, and covered in, strategies and risks.

R:

We confirm the principal security types disclosed are appropriate for the fund.

19)

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we disclose to what extent the fund might engage in lending of securities mentioned in “Other Investment Strategies” and add any corresponding risks.

R:

The fund includes disclosure on lending securities in the “Other Investment Strategies” section because it is not a principal strategy of the fund. As a result, the fund respectfully declines to modify disclosure to add any corresponding principal risks.

20)

“Investment Details” (prospectus)

“Non-Fundamental Investment Policies”

“The fund's investment objective is non-fundamental and may be changed without shareholder approval.”

C:

The Staff inquired if the fund’s investment objective is subject to 60 days’ notice, although not fundamental.

R:

The fund’s investment objective is not fundamental. Accordingly, the fund is not subject to a shareholder notice requirement.

21)

“Shareholder Information” (prospectus)

“Tax Consequences”

C:

The Staff requests we explain how increased portfolio turnover could affect the tax consequences to shareholders.

R:

We do not believe that the fund’s investment strategy will result in a portfolio turnover rate that is unique to its strategy. As a result, we believe the fund’s existing disclosure is appropriate. We also note that the fund includes the following disclosure under the heading “Portfolio Turnover” in the “Fund Summary” section of the prospectus (emphasis added):

“Portfolio Turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a tax- able account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance.”

22)

“Fund Management” (prospectus)

“Advisory Fee(s)”

“From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.”

C:

If there is any specific waiver or reimbursement, the Staff requests we disclose.

R:

The fund’s fee table will be updated to add a footnote reflecting a cap on the fund’s total expenses. We believe that the disclosure in the “Fund Management” section is appropriate.

23) “Investment Policies and Limitations” (SAI)

“Borrowing”

“The fund may not borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.”

C:

The Staff requests we clarify supplementally how this fundamental limitation aligns with the fund’s leverage strategies.

R:

The fund intends to comply with the with the leverage limitations under Section 18 of the Investment Company Act of 1940, which are consistent this fundamental limitation.

24)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

25)

“Investment Policies and Limitations” (SAI)

“Short Sales”

“The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts, options, and swaps are not deemed to constitute selling securities short.”

C:

The Staff requests we clarify how this aligns with the fund’s convertible arbitrage strategy.

R:

The fund does not intend to enter into naked short sales. Accordingly, the disclosure is appropriate.

26)

“Exhibits” (Part C)

C:

The Staff requests we confirm advisory and sub-advisory agreements will be filed as exhibits, as appropriate.

R:

We confirm that the fund’s advisory and sub-advisory agreements will be filed as exhibits.

27)

“Exhibits” (Part C)

C:

The Staff requests we confirm that exhibits (i) and (j) will be included in the fund’s next filing.

R:

We confirm that a legal opinion will be included as exhibit (i) in the fund’s next filing. Exhibit (j), which covers the auditor’s opinion, is not applicable for a new fund. As a result, exhibit (j) will not be included in the fund’s next filing.